Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156071

Prospectus Supplement
(To Prospectus dated December 11, 2008)

RC2 Corporation

3,500,000 Shares of Common Stock

We are offering 3,500,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RCRC.” On July 29, 2009, the last reported sale price of our common stock was $16.52 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	$15.000	$52,500,000

Underwriting discount	$0.788	$2,758,000

Proceeds, before expenses, to us	$14.212	$49,742,000

The underwriters have a 30-day option to purchase up to 525,000 additional shares from us on the same terms set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Robert W. Baird & Co.

Co-Managers

BMO Capital Markets Needham & Company, LLC

The date of this prospectus supplement is July 30, 2009.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in the prospectus and this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in the prospectus and this prospectus supplement is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Concerning Forward-looking
Statements

This prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “strive” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and in the information incorporated by reference could have an adverse effect on our business, results of operations and financial condition. The forward-looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus relate only to circumstances as of the date on which the statements are made.

About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

As used in this prospectus supplement or the accompanying prospectus, the terms “RC2,” “we,” “us,” and “our” mean RC2 Corporation and its subsidiaries, unless the context indicates another meaning, and the term “common stock” means our common stock, par value $0.01 per share. Our fiscal year ends December 31.

This prospectus supplement includes a discussion of risk factors and other special considerations applicable to this particular offering of securities. The prospectus supplement, and the information incorporated herein by reference, may also add, update or change information in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information.” If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

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Summary

The Information below is only a summary of more detailed information included elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. Please read this entire prospectus supplement and the accompanying prospectus, including the risk factors, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, carefully.

RC2 Corporation

General Overview

We are a leading designer, producer and marketer of innovative, high-quality toys, collectibles, and infant and toddler products. Our leadership position is measured by sales and brand recognition. Our infant, toddler and preschool products are marketed under our Learning Curve® family of brands, which includes The First Years® and Lamaze brands, as well as popular and classic licensed properties such as Thomas & Friends, Bob the Builder, Winnie the Pooh, John Deere and Sesame Street. We market our youth and adult products primarily under the Johnny Lightning® and Ertl® brands.

We believe we are an industry leader in bringing new products to market rapidly and efficiently. Our integrated design and engineering expertise, extensive library of product designs, molds and tools, and dedicated suppliers enable us to be first to market with many innovative products.

Our Vision and How We Will Get There

Our vision is to be Mom’s trusted source for Care, Learning and Play products.

Our growth strategy includes driving organic growth through new and innovative products, meeting the needs of both existing and new customer segments, further leveraging our operating infrastructure, and expanding our growth in key geographic markets. In 2008, international sales represented 25.3% of our total sales.

Our growth initiatives include:

•	Further Leverage our Brands: enhancing our overall Mom, Infant & Toddler brand experiences through new product expansion and leveraging our digital marketing platform.

•	Product Diversification & Innovation: further populating our preschool portfolio with new and expanded properties, including Caring Corners® and Super WHY! in 2009, as well as Dinosaur Train and the Chuggington® line in 2010.

•	Productivity Gains: driving our efficiency and cost competitiveness over our scalable global cost structure, including our far east product sourcing model.

•	Global Expansion: expanding our global presence, including by leveraging our sales and distribution infrastructure in key markets (including Europe, Australia and Asia Pacific).

•	Make Strategic Acquisitions: pursuing attractive acquisitions in complementary product categories that can effectively leverage our operating infrastructure.

Business Segments

North America. In the North America segment, our products are organized into the following categories: (i) mother, infant and toddler products and (ii) preschool, youth and adult products.

Our mother, infant and toddler products category includes a wide range of products related to infant and toddler feeding, gear, care and play, which are marketed under such brands as The First Years and Lamaze. Some of the key product lines in this category include the Take & Toss® toddler self-feeding system, Lamaze infant development products and American Red Cross health and wellness products. In 2008, we introduced The First Years True Fit convertible car seat. Additionally in 2008, we introduced a range of new safety products within our American Red Cross health and wellness product line including several child-proofing essentials.

Our preschool, youth and adult products category includes our Learning Curve, Johnny Lightning and Ertl brands and features products with such licensed properties as Thomas & Friends, Bob the Builder and John Deere. In 2008, we introduced Caring Corners®, a product line featuring an interactive dollhouse and full line of dolls and accessories, which rewards positive behaviors like caring, sharing and preparing for responsibility, both during play and real life. Additionally, in 2008, we launched the Thomas & Friends Talking Railway Series which incorporates radio frequency identification (“RFID”) technology into the wooden railway. This series includes talking railway vehicles and destinations. In 2009, we introduced a new toy product line featuring the literacy-powered superhero stars from the popular PBS show Super WHY! This line will feature plush toys, figures, vehicles, play sets and electronic learning aids.

International. In addition to our business in North America, in 2008, we operated in more than 50 countries, selling a representative range of our mother, infant and toddler and preschool, youth and adult product lines. The geographic regions in the International segment include Europe, Australia, Asia Pacific and South America. Key international brands for 2009 include Thomas & Friends, Bob the Builder, The First Years and Lamaze.

Licenses

We market a significant portion of our products with licenses from other parties. Our licenses reinforce our brands and establish our products’ overall appeal with consumers, and in some cases, provide for new product development opportunities and expanded distribution channels. Our licenses are generally limited in scope and duration and authorize the sale of specific licensed products, generally on a nonexclusive basis.

We have entered into agreements to license such properties from, among others, Disney Consumer Products, Inc. (including Disney characters such as Winnie the Pooh), HIT Entertainment (relating to its Thomas & Friends and Bob the Builder properties), The American National Red Cross, Lamaze International, Inc., and John Deere Shared Services, Inc.

Channels of Distribution

Our products are available through more than 25,000 retail outlets located in North America, Europe, Australia, Asia Pacific and South America. We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering. Products with lower price points are generally sold in chain retailer channels and higher-priced products are typically sold in hobby, collector and independent toy stores, and through wholesalers and original equipment manufacturers (OEMs). We believe we have a leading position in multiple distribution channels and that this position extends the reach of our products to consumers and mitigates the risk of concentration by channel or customer.

Chain retailers. Our products marketed through this channel are targeted predominately at price conscious end-users. As a result, the majority of our products marketed through this channel are designed to span lower price points. Customers included in this channel have more than ten retail locations and include a wide range of retailers, such as book, farm and ranch, craft/hobby and juvenile products stores, as well as the national toy and discount retailers. Key customers in our chain retailer channel include Target, Toys “R” Us/Babies “R” Us, Wal-Mart, Tractor Supply Company and Sears/Kmart. Sales in 2008 to chain retailers were 70.3% of our net sales.

Specialty retailers, wholesalers, OEM dealers and other. We sell many of the products available at chain retailers, as well as higher-priced products with special features, to specialty retailers, wholesalers and OEM dealers, which comprised 29.7% of our net sales in 2008. Additionally, we often sell licensed products to the licensing OEM’s dealer network. OEM licensing partners benefit from our OEM dealer sales through the opportunity to receive royalties from additional product sales through the OEM’s dealer network. Key customers in our specialty retailers, wholesalers, OEM dealers and other channel include Learning Express, All Aboard Toys, John Deere and Case New Holland.

Production

Far east production. All of our products are manufactured in China, except for certain plastic ride-ons and certain infant and toddler products. Our China-based product sourcing accounted for approximately 90.0% of our product purchases in 2008. We use eight third-party, dedicated suppliers who manufacture only our products in eight factories, three of which are located in the RC2 Industrial Zone and two of which are located in the LC Industrial Zone, and which in the aggregate produced 42.0% of our China-based product purchases in 2008. The RC2 Industrial Zone is the name of a factory complex developed in 1997 and located in Dongguan City, China, (approximately 50 miles from Hong Kong) where three of our third-party, dedicated suppliers operate freestanding factory facilities. The LC Industrial Zone is the name of a factory complex developed in 2007 and located in Shaoguan City, China, (approximately 200 miles from Hong Kong) where two of our third-party, dedicated suppliers operate freestanding factory facilities. Most of our third-party, dedicated suppliers have been supplying us for more than ten years. In order to supplement our third-party, dedicated suppliers, we use several other suppliers in China. All products are manufactured to our specifications using molds and tooling that we own. These suppliers own the manufacturing equipment and machinery, purchase raw materials, hire workers and plan production. We purchase fully assembled and packaged finished goods in master cartons for distribution to our customers.

The Building of Our Business

Our strategy includes the plan to acquire and integrate businesses that are complementary to our business model. Our senior management has substantial experience in acquiring and integrating businesses, including generating post-acquisition cost savings, and effectively integrating acquired businesses into the company’s sourcing and distribution model. Based on our acquisition history, we consider the identification of acquisition candidates and the purchase and integration of targets to be a core competency.

The following table summarizes select acquisitions over the previous ten years:

			Principal
	Year	Annual Revenues	Product Listing
	Acquired	At Acquisition(1)	At Acquisition
		(In millions)

Mother’s Intuition, Inc.	2007	$ <1.0	Pre- and post- pregnancy skin care products
Compass product line	2007	4.0	Booster car seats
Playing Mantis, Inc.	2004	28.5	Die-cast automobile replicas and collectibles
The First Years Inc.	2004	135.6	Feeding, soothing, play and care products for infants and toddlers, including bottles, cups, toys and activity products
Learning Curve International, Inc.	2003	136.9	Educational preschool toy products, including Lamaze and Thomas & Friends brands
The Ertl Company, Inc	1999	172.7	Die-cast replicas, model kits and preschool toys

(1)	Includes revenues for the most recent fiscal year prior to the time of acquisition or a trailing twelve month period through the most recent quarter ended prior to the time of acquisition.

Corporate Information

Our principal executive offices are located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523 and our telephone number is (630) 573-7200. Our website address is www.rc2corp.com. The information contained on our website is not part of the prospectus or this prospectus supplement.

The Offering

Common stock offered by RC2	3,500,000 shares

Over-allotment Option	525,000 shares

Common stock to be outstanding after this offering	20,827,467 shares. If the underwriters exercise their over-allotment option in full, we will issue an additional 525,000 shares, which will result in 21,352,467 shares outstanding.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate and working capital purposes, including the potential repayment of long-term debt and funding of future acquisitions.

See the “Use of Proceeds” section of this prospectus supplement for additional information.

Dividend Policy	We have not paid any cash dividends on our common stock and currently intend to retain any earnings to repay indebtedness and to fund our working capital needs and growth opportunities. Our credit agreement prohibits us from declaring or paying any dividends on our common stock.

NASDAQ Global Select Market symbol	RCRC

Risk Factors	Investing in our common stock involves substantial risks. You should carefully consider all the information in or incorporated by reference in this prospectus supplement and the accompanying prospectus prior to investing in our common stock. In particular, we urge you to carefully consider the factors set forth under “Risk Factors.”

The number of shares outstanding after the offering is based on 17,327,467 shares outstanding as of July 29, 2009.

The number of shares of common stock to be outstanding after this offering excludes:

•	2,690,513 shares of common stock issuable upon the exercise of stock options and stock appreciation rights outstanding at a weighted average exercise price of $15.62 per share as of July 29, 2009;

•	156,799 shares of common stock reserved for future grants under our stock incentive plan as of July 29, 2009; and

•	500,000 shares of common stock reserved for future purchases under our employee stock purchase plan as of July 29, 2009.

Summary Consolidated Financial Data

We derived the summary consolidated financial statement data for the years ended December 31, 2006, 2007 and 2008 set forth below from our audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived the summary consolidated financial statement data as of and for the six months ended June 30, 2008 and 2009 from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the information presented below together with our consolidated financial statements, the notes to those statements and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Six Months Ended June 30,
(In thousands, except per share data)	2006	2007	2008	2008	2009
				(Unaudited)

Consolidated Statements of Operations:
Net sales(1)	$518,829	$488,999	$437,029	$182,483	$173,307
Cost of sales(2)	275,754	270,059	246,301	99,048	101,902
Restructuring charge related to discontinued automotive collectibles	1,872	–	–	–	–
Recall-related items	–	4,624	(1,114)	421	–

Gross profit	241,203	214,316	191,842	83,014	71,405
Selling, general and administrative expenses(2)	155,180	161,560	155,903	71,362	59,288
Amortization of intangible assets	1,149	893	889	451	361
Impairment of goodwill and other intangible assets	–	–	255,853	–	–
Restructuring charge related to discontinued automotive collectibles	12,631	–	–	–	–
Recall-related items	–	18,068	15,782	16,649	549
Terminated acquisition costs	–	–	1,399	–	–

Operating income (loss)	72,243	33,795	(237,984)	(5,448)	11,207
Interest expense	4,375	2,712	6,584	2,664	2,149
Interest income	(910)	(1,197)	(1,579)	(849)	(191)
Write-off of investment	–	–	2,057	–	–
Other (income) expense	530	(1,768)	(3,553)	(58)	925

Income (loss) from continuing operations before income taxes	68,248	34,048	(241,493)	(7,205)	8,324
Income tax expense (benefit)	24,478	12,472	(35,741)	(2,793)	3,207

Income (loss) from continuing operations	43,770	21,576	(205,752)	(4,412)	5,117
Income (loss) from discontinued operation, net of tax	(9,676)	110	–	–	–

Net income (loss)	$34,094	$21,686	$(205,752)	$(4,412)	$5,117

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$2.09	$1.05	$(11.82)	$(0.25)	$0.30
Income (loss) from discontinued operations	(0.46)	0.01	–	–	–

Net income (loss)	$1.63	$1.06	$(11.82)	$(0.25)	$0.30

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$2.04	$1.04	$(11.82)	$(0.25)	$0.29
Income (loss) from discontinued operations	(0.45)	0.01	–	–	–

Net income (loss)	$1.59	$1.05	$(11.82)	$(0.25)	$0.29

Weighted average shares outstanding:
Basic	20,884	20,395	17,406	17,586	17,269
Diluted	21,377	20,748	17,406	17,586	17,445

	As June 30, 2009
(In thousands)	Actual	As Adjusted
	(Unaudited)

Consolidated Balance Sheet Data:
Working capital	$114,895	$164,517
Total assets	306,653	356,275
Total debt	67,500	67,500
Total stockholders’ equity	162,368	211,990

(1)	Net sales for the years ended December 31, 2007 and 2008 include $(5.6) million and $0.3 million, respectively, of recall-related items. Net sales for the six months ended June 30, 2008 include $65 thousand of recall-related items.

(2)	Depreciation expense was $14.1 million, $13.9 million and $15.4 million for 2006, 2007 and 2008, respectively. Depreciation expense was $6.2 million and $5.7 million for the six months ended June 30, 2008 and 2009, respectively.

Risk Factors

You should carefully consider the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

Competition for licenses could increase our licensing costs or limit our ability to market products.

We market a significant portion of our products with licenses from other parties. These licenses are limited in scope and duration, and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments that may exceed the amount we are able to generate from actual sales of the licensed products.

Our license agreement with HIT Entertainment for the license of the Take Along Thomas & Friends die-cast product line will terminate at the end of 2009. This license agreement provides for a six month sell-off period following the license term. For the year ended December 31, 2008, net sales of our products under this license agreement accounted for over ten percent of our total net sales.

Our license agreements have terms generally of two to three years. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which could cause our net sales and profitability to decline. Any termination of or failure to renew our significant licenses, or inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and reduce our net sales and profitability.

Product recalls or claims relating to the use of our products could increase our costs and harm our reputation and our relationship with retailers and licensors.

Because we sell infant and toddler products, toys and collectibles to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations. During 2008, the Consumer Product Safety Improvement Act was enacted. As a result the Consumer Product Safety Commission is in the process of adopting new regulations for safety and product testing that apply to substantially all of our products. These new regulations significantly tighten the regulatory requirements governing the manufacture and sale of children’s products and also increase the potential penalties for noncompliance with applicable regulations. If we fail to comply with these regulations or applicable product safety regulations in other jurisdictions where our products are sold or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our insurance coverage, and we may incur significant costs in complying with recall requirements. Product recalls may harm our reputation and consumer acceptance of the affected products or our other products, which may have an adverse effect on our net sales. The recalls may also harm our relationships with our retail customers, including the willingness of those customers to purchase and provide shelf space for our products and to support retailer driven promotions and advertising for our products. In addition, substantially all of our licenses give the licensor the right to terminate, under certain circumstances, if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations, or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license would likely adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.

During 2007, we conducted voluntary recalls of certain of our products. As a result of these recalls, we incurred charges related to these recalls, which included inventory return costs, consumer product replacement costs, shipping costs and fines and penalties, as well as donations, notice charges, claims administration and legal fees related to the settlement of the class action lawsuits stemming from the recalls, and we expensed as incurred other related legal and professional fees. Additionally, we made a cash payment to the licensor of the products that were recalled in connection with obtaining a release from indemnification claims. The charges and expenses we have incurred relating to our recalls may increase based on the amount of inventory of affected products at retailers, the amount of affected products that may be returned by consumers and the cost of providing replacement products to consumers and retailers. In addition, we may incur additional costs, such as settlements with regulatory agencies, or charges for litigation relating to the recalls, including the possibility of potential new claims or litigation. Any such additional charges or costs relating to the recalls may reduce our net sales and profitability.

Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to consumers.

The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offerings. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. In addition, the trend of children “getting older younger,” where children are losing interest in traditional toys and games at younger ages, may increase the pace of change of consumer preferences that affect the demand for our products. As a result of this trend, at younger and younger ages, our toys compete with the offerings of video game suppliers, consumer electronics companies and other businesses outside of the traditional toy industry. Our current products may not continue to be popular or new products that we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.

Uncertainty and adverse changes in the general economic conditions may negatively affect our business.

If the recent decline in general economic conditions in the United States and other global markets in which we operate continues, or if consumers fear that economic conditions will continue to decline, consumers may reduce expenditures for products such as our products. Adverse changes may occur as a result of adverse global or regional economic conditions, fluctuating oil prices, declining consumer confidence, unemployment, fluctuations in stock markets, contraction of credit availability, bankruptcy or liquidity problems with our customers or other factors affecting economic conditions generally. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, increase the risk of loss on investments, or increase costs associated with producing and distributing our products.

Currency exchange rate fluctuations could increase our expenses.

Our net sales are primarily denominated in U.S. dollars, with 23.0% of our net sales in 2008 denominated in British pounds sterling, Australian dollars, Euros or Canadian dollars. Our purchases of finished goods from Chinese manufacturers are primarily denominated in Hong Kong dollars. Expenses for these manufacturers are primarily denominated in Chinese renminbi. The Hong Kong dollar is currently pegged to the U.S. dollar. If the Hong Kong dollar ceased to be pegged to the U.S. dollar, a material increase in the value of the Hong Kong dollar relative to the U.S. dollar would increase our expenses, and therefore, could adversely affect our profitability. A 10.0% change in the exchange rate of the U.S. dollar with respect to the Hong Kong dollar for the year ended December 31, 2008, would have changed the total dollar amount of our gross profit by 10.8%. As a result, any material increase in the value of the Hong Kong dollar or the Chinese renminbi relative to the U.S. dollar would increase our expenses, and therefore, could adversely affect our profitability. We are also subject to exchange rate risk relating to transfers of funds or other transactions denominated in British pounds sterling, Australian dollars, Canadian dollars or Euros from our foreign subsidiaries to the United States, such as for purchases of inventory by certain of our foreign subsidiaries in U.S. dollars. A 10.0% change in the exchange rate of the U.S. dollar with respect to the British pound sterling and the Australian dollar for the year ended December 31, 2008, would have changed the total dollar amount of our gross profit by 1.4% and 0.6%, respectively. Historically, we have not hedged our foreign currency risk.

Increases in the cost of raw materials, labor and other costs used to manufacture our products could increase our cost of sales and reduce our gross margins.

Since our products are manufactured by third-party suppliers, we do not directly purchase the raw materials used to manufacture our products. However, the prices we pay our suppliers may increase if their raw materials, labor or other costs increase. We may not be able to pass along such price increases to our customers. As a result, an increase in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our cost of sales and reduce our gross margins. For example, an increase in the price of zinc and resins, key raw materials in many of our products, and increased costs in China, primarily for labor, reduced our gross margins in 2006, 2007 and 2008.

Competition in our markets could reduce our net sales and profitability.

We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Mattel, Inc. and Hasbro, Inc., with private label products sold by many of our retail customers and with other producers of toys, collectibles, and infant and toddler products. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible, toy, and infant and toddler product industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.

An inability to identify or complete future acquisitions could adversely affect our future growth.

As part of our growth strategy, we intend to pursue acquisitions that are consistent with our mission and enable us to leverage our competitive strengths. We acquired The Ertl Company, Inc. and certain of its affiliates effective April 13, 1999, Learning Curve International, Inc. and certain of its affiliates effective February 28, 2003, Playing Mantis, Inc. effective June 1, 2004, The First Years Inc. effective September 15, 2004, Angels Landing, Inc. effective May 24, 2007, and Mother’s Intuition Inc. effective November 30, 2007. While we continue to evaluate potential acquisitions, we may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, obtain regulatory approval for certain acquisitions or otherwise complete acquisitions in the future. An inability to identify or complete future acquisitions could limit our future growth.

We may experience difficulties in integrating strategic acquisitions.

The integration of acquired companies and their operations into our operations involves a number of risks, including:

•	the acquired business may experience losses that could adversely affect our profitability;

•	unanticipated costs relating to the integration of acquired businesses may increase our expenses;

•	possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company;

•	possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company;

•	difficulties in achieving planned cost-savings and synergies may increase our expenses or decrease our net sales;

•	diversion of management’s attention could impair their ability to effectively manage our business operations;

•	we may record goodwill and nonamortizable intangible assets that are subject to impairment testing on a regular basis and potential impairment charges and we may also incur amortization expenses related to intangible assets; and

•	unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.

Additionally, to finance our strategic acquisitions, we have borrowed funds under our credit facility and we may borrow additional funds to complete future acquisitions. Our new credit agreement may limit our ability to make acquisitions. This debt leverage could adversely affect our profit margins and limit our ability to capitalize on future business opportunities. All of our borrowing capacity is also subject to fluctuations in interest rates.

We depend on the continuing willingness of chain retailers to purchase and provide shelf space for our products.

In 2008, approximately 70.3% of our net sales were to chain retailers. Our success depends upon the continuing willingness of these retailers to purchase and provide shelf space for our products. We do not have long-term contracts with our customers. In addition, our access to shelf space at retailers may be reduced by store closings, stricter requirements for children’s products by retailers that we may not be able to meet, consolidation among these retailers and competition from other products. An adverse change in our relationship with or the financial viability of one or more of our customers could reduce our net sales and profitability.

We may not be able to collect outstanding accounts receivable from our major retail customers.

Many of our retail customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of our largest customers. Our profitability or liquidity may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. We maintain credit insurance for some of our major customers, and the amount of this insurance generally does not cover the total amount of the accounts receivable. At December 31, 2007 and 2008, our credit insurance covered 7.9% and 9.8%, respectively, of our gross accounts receivable. Insurance coverage for future sales is subject to reduction or cancellation.

We rely on a limited number of foreign suppliers in China to manufacture a majority of our products.

We rely on eight third-party, dedicated suppliers in China to manufacture a significant portion of our products in eight factories, three of which are located in close proximity to each other in the RC2 Industrial Zone manufacturing complex and two of which are located in close proximity to each other in the LC Industrial Zone, both of which are located in China. Our China-based product sourcing accounted for approximately 90.0% of our product purchases in 2008. Third-party, dedicated suppliers who manufacture only our products accounted for 42.0% of our China-based product purchases in 2008. We enter into purchase orders with our foreign suppliers and generally do not enter into long-term contracts. Because we rely on these suppliers for flexible production and have integrated these suppliers with our development and engineering teams, if these suppliers do not continue to manufacture our products exclusively, our product sourcing could be adversely affected. Difficulties encountered by these suppliers, such as fire, accident, natural disaster or an outbreak of a contagious disease at one or more of their facilities, could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales.

Because we rely on foreign suppliers and we sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

Our international operations subject us to risks, including:

•	economic and political instability;

•	restrictive actions by foreign governments;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

•	changes in import duties or import or export restrictions;

•	timely shipping of product and unloading of product through West Coast ports, as well as timely rail/truck delivery to our warehouses and/or a customer’s warehouse;

•	complications in complying with the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes; and

•	complications in complying with trade and foreign tax laws.

Any of these risks could disrupt the supply of our products or increase our expenses. The cost of compliance with trade and foreign tax laws increases our expenses, and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs.

Our new credit agreement contains more restrictive debt covenants and payment terms and reduces our borrowing capacity, all of which may adversely affect our business, reduce our profitability and increase the risk of a default under the credit agreement.

On November 3, 2008, we entered into a new $145.0 million senior credit facility to replace our previous facility. The credit agreement for the new credit facility includes more restrictive debt covenants than the previous credit agreement, including more restrictive financial covenants and limits on our ability to repurchase shares of our common stock. Moreover, in certain circumstances the new credit facility may limit our ability to make acquisitions. The new credit agreement also increases the applicable margins for the interest rates on outstanding borrowings under the new credit facility, which may increase our interest expense and reduce our profitability.

The new credit agreement contains a clean down provision that limits the maximum amount of borrowings under the revolving line of credit for a period of 60 consecutive days in the first four calendar months of each of 2009, 2010 and 2011. The revolving line of credit borrowing limit under the clean down provision for the first four calendar months of 2009 was $30.0 million and will decrease to $27.5 million for 2010 and $25.0 million for 2011. We had no borrowings outstanding under our revolving line of credit as of June 30, 2009, and we were in compliance with the clean down provision for 2009. We also began making payments of principal at a rate of $3.8 million per quarter on the term loan beginning on March 31, 2009. If we do not have sufficient cash flows from operations to reduce the outstanding borrowings under the revolving line of credit to comply with the clean down provision and to make payments of principal under the term loan, we may need to seek additional debt or equity financing to avoid a default under the credit agreement. Such financing, if needed, may not be available on terms acceptable to us, if at all, or may dilute or otherwise adversely affect the interests of our stockholders.

The effect of the clean down provision, together with the reduction of borrowing capacity from $175.0 million under the previous credit facility to $145.0 million under the new credit facility, may reduce our access to working capital, which may adversely affect our business and our profitability.

Impairment charges could reduce our profitability.

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we test goodwill and our other intangible assets with indefinite useful lives for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. We conduct testing for impairment during the fourth quarter of our 2008 fiscal year. In the fourth quarter of 2008, we recorded impairment charges of $244.0 million of our goodwill, which was a 100.0% reduction of our goodwill, and $11.9 million for certain of our indefinite lived intangible assets, as a result of our annual SFAS No. 142 test. An amendment to our new credit facility was obtained to exclude the effect of these impairment charges on our financial covenants. At June 30, 2009, we had other intangible assets of $82.7 million, or approximately 27.0% of our total assets, and no remaining goodwill. Various uncertainties, including changes in consumer preferences, ability to renew licenses, deterioration in the political environment, continued adverse conditions in the capital markets or changes in general economic conditions, could impact the expected cash flows to be generated by an intangible asset or group of intangible assets, and may result in an impairment of those assets. Although such an impairment charge would be a non-cash expense, any impairment or change in the useful lives of the intangible assets could materially increase our expenses and reduce our profitability. If we are required to record an impairment charge, the charge could affect our compliance with the debt covenants in our new credit agreement. Additionally, should we violate a covenant under our new credit agreement, the cost of obtaining an amendment or waiver could be significant, or the lenders could be unwilling to provide a waiver or agree to an amendment.

Trademark infringement or other intellectual property claims relating to our products could increase our costs.

Our industry is characterized by frequent litigation regarding trademark and patent infringement and other intellectual property rights. We are and have been a defendant in trademark and patent infringement claims and claims of breach of license from time to time, and we may continue to be subject to such claims in the future. The defense of intellectual property litigation is both costly and disruptive of the time and resources of our management even if the claim is without merit. We also may be required to pay substantial damages or settlement costs to resolve intellectual property litigation.

Sales of our products are seasonal, which causes our operating results to vary from quarter to quarter.

Sales of our products are seasonal. Historically, our net sales and profitability have peaked in the third and fourth quarters due to the holiday season buying patterns. Seasonal variations in operating results may cause us to increase our debt levels and interest expense in the first and second quarters.

Risks Related to Our Common Stock

The trading price of our common stock has been volatile, and investors in our common stock may experience substantial losses.

The trading price of our common stock has been volatile and may become volatile again in the future. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:

•	our failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of our net sales and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance;

•	fluctuation in our quarterly operating results;

•	substantial sales of our common stock;

•	general stock market conditions; or

•	other economic or external factors.

You may be unable to sell your stock at or above your purchase price.

We may face future securities class action lawsuits that could require us to pay damages or settlement costs and otherwise harm our business.

Future volatility in the price of our common stock may result in securities class action lawsuits against us, which may require that we pay substantial damages or settlement costs in excess of our insurance coverage and incur substantial legal costs, and which may divert management’s attention and resources from our business.

Various restrictions in our charter documents, Delaware law and our credit agreement could prevent or delay a change in control of us that is not supported by our board of directors.

We are subject to a number of provisions in our charter documents, Delaware law and our credit agreement that may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These anti-takeover provisions include:

•	advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings;

•	covenants in our credit agreement restricting mergers, asset sales and similar transactions and a provision in our credit agreement that triggers an event of default upon the acquisition by a person or a group of persons of beneficial ownership of 33 1/3% or more of our outstanding common stock; and

•	the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law prohibits a merger, consolidation, asset sale or other similar business combination between RC2 and any stockholder of 15% or more of our voting stock for a period of three years after the stockholder acquires 15% or more of our voting stock, unless (1) the transaction is approved by our board of directors before the stockholder acquires 15% or more of our voting stock, (2) upon completing the transaction the stockholder owns at least 85% of our voting stock outstanding at the commencement of the transaction, or (3) the transaction is approved by our board of directors and the holders of 66 2/3% of our voting stock, excluding shares of our voting stock owned by the stockholder.

Our management will have broad discretion in allocating the net proceeds of this offering.

Our management has significant flexibility in applying the net proceeds we expect to receive in this offering. Because the net proceeds are not required to be allocated to any specific investment or transaction, and therefore you cannot determine at this time the value or propriety of our application of those proceeds, and you and other stockholders may not agree with our decisions. In addition, our use of the proceeds from this offering may not yield a significant return or any return at all for our stockholders. The failure by our management to apply these funds effectively could have a material adverse effect on our business, results of operations or financial condition. See “Use of Proceeds” for a further description of how management intends to apply the proceeds from this offering.

Use of Proceeds

The net proceeds to us from our sale of 3,500,000 shares of common stock are estimated to be approximately $49.6 million after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate and working capital purposes, including the potential repayment of long-term debt and funding of future acquisitions.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, while we have not entered into any agreements, commitments or understandings relating to any significant transaction as of the date of this prospectus supplement, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of 3,500,000 shares of common stock at the public offering price of $15.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase an additional 525,000 shares of our common stock).

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2009
(In thousands, except share data)	Actual	As Adjusted
	(Unaudited)

Cash	$31,776	$81,398
Total debt	$67,500	$67,500
Stockholders’ equity:
Common stock, voting, $0.01 par value; 28,000,000 shares authorized; 23,248,118 actual shares issued and 17,318,488 actual shares outstanding; and 26,748,118 shares issued and 20,818,488 shares outstanding on an as adjusted basis	$232	$267
Additional paid-in capital	247,553	297,140
Accumulated other comprehensive loss	(6,715)	(6,715)
Retained earnings	42,350	42,350
Treasury stock, at cost, 5,929,630 shares at June 30, 2009	(121,052)	(121,052)

Total stockholders’ equity	162,368	211,990

Total capitalization	$306,653	$356,275

Price Range of Common Stock and Dividend Policy

Our common stock is traded on the NASDAQ Global Select Market under the symbol “RCRC.” The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock as reported by NASDAQ.

	High	Low

2007:
First Quarter	$44.53	$38.26
Second Quarter	45.72	39.86
Third Quarter	41.45	28.86
Fourth Quarter	$30.95	$26.30
2008:
First Quarter	$26.89	$18.55
Second Quarter	22.01	17.30
Third Quarter	26.83	16.35
Fourth Quarter	$19.60	$6.45
2009:
First Quarter	$10.73	$3.40
Second Quarter	15.07	5.40
Third Quarter (through July 29, 2009)	$16.92	$12.67

On July 29, 2009, the last reported sale price on the NASDAQ Global Select Market for our common stock was $16.52 per share. As of June 30, 2009, there were approximately 136 holders of record of our common stock. We believe the number of beneficial owners of our common stock on that date was substantially greater.

We have not paid any cash dividends on our common stock. We currently intend to retain any earnings to repay indebtedness and to fund our working capital needs and growth opportunities, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement prohibits us from declaring or paying any dividends on our common stock. This prohibition will apply as long as any credit is available or outstanding under the credit agreement that currently has a maturity date of November 1, 2011.

Underwriting

Under an underwriting agreement dated July 29, 2009, we have agreed to sell to the underwriters named below, the indicated number of shares of our common stock:

Number
Underwriters	of Shares

Robert W. Baird & Co. Incorporated	2,625,000
BMO Capital Markets	437,500
Needham & Company, LLC	437,500

Total	3,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common stock may be terminated.

We have granted the underwriters a 30-day option to purchase on a pro-rata basis up to 525,000 additional shares at the public offering price less the underwriting discount. This option may be exercised only to cover over-allotments, if any, of our common stock.

The underwriters propose to offer our common stock at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.473 per share. The underwriters and selling group members may allow a discount of not more than $0.10 per share on sales to other broker/dealers. After the offering, the representative may change the public offering price and selling concession and discount to dealers. As used in this section:

•	Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representative is the firm acting on behalf of the underwriters.

•	Selling group members are securities broker/dealers to whom the underwriters may sell shares of common stock at the public offering price less the underwriting discount, but who do not have a contractual commitment to purchase shares from us.

•	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

•	The syndicate consists of the underwriters and the selling group members.

The following table summarizes the compensation that we will pay to the underwriters. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority to be underwriting compensation under its rule of fair price. The underwriting discount was determined through arms’ length negotiations between us and the underwriters.

		Total
		Without	With
	Per Share	over-allotment	over-allotment

Underwriting discount	$0.788	$2,758,000	$3,171,700

We estimate that the expenses payable by us in connection with this offering, other than the underwriting discount, will be approximately $120,000. Expenses include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus supplement and the accompanying prospectus and filing fees paid to the Securities and Exchange Commission.

We, our executive officers and our directors have agreed not to offer or transfer, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except in certain limited circumstances, including in our case for grants of employee or director equity incentive awards under our equity incentive plans in effect on the date hereof and issuances of securities as a result of the exercise of any options or stock appreciation rights under such plans.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in that respect.

The shares of our common stock are traded on the NASDAQ Global Select Market under the symbol “RCRC.”

The underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Robert W. Baird & Co. Incorporated has provided various investment banking services to RC2 in the past and may continue to do so from time to time in the future. Paul E. Purcell, President and Chief Executive Officer of Robert W. Baird & Co. Incorporated, is a member of RC2’s Board of Directors.

Legal Matters

The validity of the issuance of the shares of common stock offered by this prospectus supplement will be passed upon for us by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin. Faegre & Benson LLP, Minneapolis, Minnesota, will pass upon certain legal matters relating to this offering for the underwriters.

Independent Registered Public Accounting Firm

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus are a part of the registration statement, but do not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other documents that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC which means:

•	incorporated documents are considered part of the prospectus and this prospectus supplement;

•	we are disclosing important information to you by referring to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in the prospectus and this prospectus supplement.

We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering pursuant to this prospectus supplement, provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Our SEC Filings	Period or Filing Date

Annual Report on Form 10-K	Year ended December 31, 2008
Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2009 and June 30, 2009
Current Reports on Form 8-K	February 18, 2009 and July 30, 2009
Description of our common stock set forth in our Registration Statement on Form 8-A	June 2, 1997

Documents which we incorporate by reference are available to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus supplement and the accompanying prospectus. You may obtain documents incorporated by reference into this prospectus supplement by requesting them in writing or by telephone from us at our principal executive offices as follows:

RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60523
Attention: Secretary
(630) 573-7200

Prospectus

$100,000,000

RC2 Corporation
Common Stock

We may offer from time to time to sell shares of our common stock. The aggregate offering price of our shares of common stock sold under this prospectus will not exceed $100,000,000.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

We will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RCRC.” On December 9, 2008 the closing price of our common stock was $10.41.

You should carefully review “Risk Factors” beginning on page 2 for a discussion of the risks you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

December 11, 2008

About This Prospectus

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process. Under this shelf registration process, we may offer to sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information About Us.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

i

About RC2 Corporation

We are a leading designer, producer and marketer of innovative, high-quality toys, collectibles and infant and toddler products. Our leadership position is measured by sales and brand recognition. Our infant, toddler and preschool products are marketed under our Learning Curve® family of brands, which includes The First Years® by Learning Curve and Lamaze brands as well as popular and classic licensed properties such as Thomas & Friends, Bob the Builder, Winnie the Pooh, John Deere, Nickelodeon and Sesame Street. We market our youth and adult products primarily under the Johnny Lightning® and Ertl® brands. We reach our target consumers through multiple channels of distribution supporting more than 25,000 retail outlets throughout North America, Europe, Australia and Asia Pacific.

We market a significant portion of our products with licenses from other parties. A significant element of our strategy depends on our ability to identify and obtain licenses for recognizable and respected brands and properties. Our licenses reinforce our brands and establish our products’ authenticity, credibility and quality with consumers, and in some cases, provide for new product development opportunities and expanded distribution channels. Our licenses are limited in scope and duration and authorize the sale of specific licensed products, generally on a nonexclusive basis. We have entered into agreements to license such properties from, among others, Disney Consumer Products, Inc. (including Disney characters such as Winnie the Pooh), HIT Entertainment (relating to its Thomas & Friends and Bob the Builder properties), MTV Networks relating to its Nickelodeon properties (including Dora the Explorer, Go Diego Go!, The Backyardigans, Blues Clues and SpongeBob SquarePants), Sesame Workshop (relating to its Sesame Street properties), The American National Red Cross, Lamaze International, Inc., and John Deere Shared Services, Inc.

We market our products through multiple channels of distribution in order to maximize our sales opportunities for our broad product offering. Products with lower price points are generally sold in chain retailer channels and higher-priced products are typically sold in hobby, collector and independent toy stores, and through wholesalers and original equipment manufacturers (OEMs). We believe we have a leading position in multiple distribution channels and that this position extends the reach of our products to consumers and mitigates the risk of concentration by channel or customer.

We are a Delaware corporation that was originally formed in April 1996 as a holding company to combine the domestic operations of a privately held Illinois corporation formed in 1989 and the foreign operations of four affiliated foreign corporations. We were originally named Collectible Champions, Inc. In 1997, we changed our name to Racing Champions Corporation before our initial public offering. In 2002, we changed our name to Racing Champions Ertl Corporation to reflect our integration of the business of The Ertl Company, Inc. In 2003, following our acquisition of Learning Curve International, Inc., we changed our name to RC2 Corporation.

Our principal executive offices are located at 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523 and our telephone number is (630) 573-7200. We maintain our corporate web site at www.rc2corp.com. Information on our web site is not part of this prospectus.

Risk Factors

Before purchasing any of our securities offered by this prospectus or a prospectus supplement, you should carefully consider the following risk factors and the other information contained in or incorporated by reference into this prospectus.

Competition for licenses could increase our licensing costs or limit our ability to market products.

We market a significant portion of our products with licenses from other parties. These licenses are limited in scope and duration, and generally authorize the sale of specific licensed products on a nonexclusive basis. Our license agreements often require us to make minimum guaranteed royalty payments that may exceed the amount we are able to generate from actual sales of the licensed products.

We have entered into separate license agreements with HIT Entertainment for the license of the Take Along Thomas & Friends die-cast product line, which expires at the end of 2009, and for the license of the Thomas & Friends Wooden Railway product line, which expires at the end of 2012. Both of these license agreements provide for a six month sell-off period following expiration of the license. For the year ended December 31, 2007, net sales of our products under each of these license agreements for the licensed properties of Thomas & Friends accounted for over ten percent of our total net sales. We are making plans for new pre-school products which we believe will replace, in future years, the sales volume related to the Take Along Thomas & Friends die-cast product line.

Our license agreements have terms generally of two to three years. During 2009, several other license agreements in connection with several other key licensed properties, including licenses for certain Nickelodeon, Bob the Builder and Disney infant products, are scheduled to expire. Competition for licenses could require us to pay licensors higher royalties and higher minimum guaranteed payments in order to obtain or retain attractive licenses, which could increase our expenses. In addition, licenses granted to other parties, whether or not exclusive, could limit our ability to market products, including products we currently market, which could cause our net sales and profitability to decline. Any termination of or failure to renew our significant licenses, or inability to develop and enter into new licenses, could limit our ability to market our products or develop new products and reduce our net sales and profitability.

Our new credit agreement contains more restrictive debt covenants and payment terms and reduces our borrowing capacity, all of which may adversely affect our business, reduce our profitability and increase the risk of a default under the credit agreement.

On November 3, 2008, we entered into a new $145.0 million senior credit facility to replace our previous facility. The credit agreement for the new credit facility includes more restrictive debt covenants than the previous credit agreement, including more restrictive financial covenants and limits on our ability to repurchase shares of our common stock. Moreover, in certain circumstances the new credit facility may limit our ability to make acquisitions. The new credit agreement also increases the applicable margins for the interest rates on outstanding borrowings under the new credit facility, which may increase our interest expense and reduce our profitability.

The new credit agreement contains a clean down provision that limits the maximum amount of borrowings under the revolving line of credit for a period of 60 consecutive days in the first four calendar months of each of 2009, 2010 and 2011. The revolving line of credit borrowing limit under the clean down provision for the first four calendar months of 2009 will be $30.0 million. We had $55.0 million outstanding under our revolving line of credit as of November 3, 2008. We will also need to begin making payments of principal at a rate of $3.8 million per quarter on the term loan beginning on March 31, 2009. If we do not have sufficient cash flows from operations to reduce the outstanding borrowings under the revolving line of credit to comply with the clean down provision and to make payments of principal under the term loan, we may need to seek additional debt or equity financing to avoid a default under the credit agreement. Such financing, if needed, may not be available on terms acceptable to us, if at all, or may dilute or otherwise adversely affect the interests of our stockholders.

The effect of the clean down provision, together with the reduction of borrowing capacity from $175.0 million under the previous credit facility to $145.0 million under the new credit facility, may reduce our access to working capital, which may adversely affect our business and our profitability.

Product recalls or claims relating to the use of our products could increase our costs and harm our reputation and our relationship with retailers and licensors.

Because we sell infant and toddler products, toys and collectibles to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations. During 2008, the Consumer Product Safety Improvement Act was enacted. As a result the Consumer Product Safety Commission is adopting new regulations for safety and product testing that applies to principally all of our products. These new regulations significantly tighten the regulatory requirements governing the manufacture and sale of children’s products and also increase the potential penalties for noncompliance with applicable regulations. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our insurance coverage, and we may incur significant costs in complying with recall requirements. Product recalls may harm our reputation and consumer acceptance of the affected products or our other products, which may have an adverse effect on our net sales. The recalls may also harm our relationships with our retail customers, including the willingness of those customers to purchase and provide shelf space for our products and to support retailer driven promotions and advertising for our products. In addition, substantially all of our licenses give the licensor the right to terminate, under certain circumstances, if any products marketed under the license are subject to a product liability claim, recall or similar violations of product safety regulations, or if we breach covenants relating to the safety of the products or their compliance with product safety regulations. A termination of a license could adversely affect our net sales. Even if a product liability claim is without merit, the claim could harm our reputation and divert management’s attention and resources from our business.

During 2007, we conducted voluntary recalls of certain of our products. As a result of these recalls, we incurred charges related to these recalls, which charges included inventory return costs, consumer product replacement costs, and shipping costs, as well as donations, notice charges, claims administration and legal fees related to the settlement of the class action lawsuits stemming from the recalls, and we expensed as incurred other recall related legal and professional fees. Additionally, we made a cash payment to the licensor of the products that were recalled in connection with obtaining a release from indemnification claims. The charges and expenses we have incurred relating to our recalls may increase based on the amount of inventory of affected products at retailers, the amount of affected products that may be returned by consumers and the cost of providing replacement products to consumers and retailers. In addition, we may incur additional costs, such as settlements with regulatory agencies, or charges for litigation relating to the recalls, including the possibility of potential new claims or litigation. Any such additional charges or costs relating to the recalls may reduce our net sales and profitability.

Impairment charges could reduce our profitability.

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we test goodwill and our other intangible assets with indefinite useful lives for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. We conduct testing for impairment during the fourth quarter of our fiscal year. At December 31, 2007, we had aggregate goodwill and other intangible assets of approximately $344.5 million, or approximately 53% of our total assets. Various uncertainties, including changes in consumer preferences, deterioration in the political environment, continued adverse conditions in the capital markets or changes in general economic conditions, could impact the expected cash flows to be generated by an intangible asset or group of intangible assets, and may result in an impairment of those assets. Additionally, a prolonged continuation of decreases in our market capitalization, based on the trading value of our stock being less than our book value, may indicate an impairment of those assets. Although such an impairment charge would be a non-cash expense, any impairment or change in the useful lives of the intangible assets could materially increase our expenses and reduce our profitability. If we are required to record an impairment charge, the charge could affect our compliance with the debt covenants in our new credit facility. Additionally, should we violate a covenant under our new credit facility, the cost of obtaining an amendment or waiver could be significant, or the lenders could be unwilling to provide a waiver or agree to an amendment.

Our net sales and profitability depend on our ability to continue to conceive, design and market products that appeal to consumers.

The introduction of new products is critical in our industry and to our growth strategy. Our business depends on our ability to continue to conceive, design and market new products and upon continuing market acceptance of our product offerings. Rapidly changing consumer preferences and trends make it difficult to predict how long consumer demand for our existing products will continue or what new products will be successful. In addition, the trend of children “getting older younger”, where children are losing interest in traditional toys and games at younger ages, may increase the pace of change of consumer preferences that affect the demand for our products. As a result of this trend, at younger and younger ages, our toys compete with the offerings of video game suppliers, consumer electronics companies and other businesses outside of the traditional toy industry. Our current products may not continue to be popular or new products that we introduce may not achieve adequate consumer acceptance for us to recover development, manufacturing, marketing and other costs. A decline in consumer demand for our products, our failure to develop new products on a timely basis in anticipation of changing consumer preferences or the failure of our new products to achieve and sustain consumer acceptance could reduce our net sales and profitability.

Increases in the cost of raw materials, labor and other costs used to manufacture our products could increase our cost of sales and reduce our gross margins.

Since our products are manufactured by third-party suppliers, we do not directly purchase the raw materials used to manufacture our products. However, the prices we pay our suppliers may increase if their raw materials, labor or other costs increase. We may not be able to pass along such price increases to our customers. As a result, an increase in the cost of raw materials, labor or other costs associated with the manufacturing of our products could increase our cost of sales and reduce our gross margins. For example, an increase in the price of zinc and resins, key raw materials in many of our products, and increased costs in China, primarily for labor, reduced our gross margins in 2006, 2007 and 2008 and may continue to reduce our gross margins in 2009.

Competition in our markets could reduce our net sales and profitability.

We operate in highly competitive markets. We compete with several large domestic and foreign companies such as Mattel, Inc. and Hasbro, Inc., with private label products sold by many of our retail customers and with other producers of toys, collectibles and infant and toddler products. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the collectible, toy, and infant and toddler product industries have limited barriers to entry. We experience price competition for our products, competition for shelf space at retailers and competition for licenses, all of which may increase in the future. If we cannot compete successfully in the future, our net sales and profitability will likely decline.

We may experience difficulties in integrating strategic acquisitions.

As part of our growth strategy, we intend to pursue acquisitions that are consistent with our mission and enable us to leverage our competitive strengths. We acquired Learning Curve International, Inc. (Learning Curve) and certain of its affiliates (collectively, LCI) effective February 28, 2003, Playing Mantis, Inc. (PM) effective June 1, 2004, The First Years Inc. (TFY) effective September 15, 2004, Angels Landing, Inc. (Angels Landing) effective May 24, 2007, and Mother’s Intuition Inc. (MI) effective November 30, 2007. The integration of acquired companies and their operations into our operations involves a number of risks, including:

•	the acquired business may experience losses that could adversely affect our profitability;

•	unanticipated costs relating to the integration of acquired businesses may increase our expenses;

•	possible failure to obtain any necessary consents to the transfer of licenses or other agreements of the acquired company;

•	possible failure to maintain customer, licensor and other relationships after the closing of the transaction of the acquired company;

•	difficulties in achieving planned cost-savings and synergies may increase our expenses or decrease our net sales;

•	diversion of management’s attention could impair their ability to effectively manage our business operations; and

•	unanticipated management or operational problems or liabilities may adversely affect our profitability and financial condition.

Additionally, to finance our strategic acquisitions, we have borrowed funds under our credit facility and we may borrow additional funds to complete future acquisitions. Our new credit agreement may limit our ability to make acquisitions. This debt leverage could adversely affect our profit margins and limit our ability to capitalize on future business opportunities. All of our borrowing capacity is also subject to fluctuations in interest rates.

We depend on the continuing willingness of chain retailers to purchase and provide shelf space for our products.

In 2007, approximately 68.3% of our net sales were to chain retailers. Our success depends upon the continuing willingness of these retailers to purchase and provide shelf space for our products. We do not have long-term contracts with our customers. In addition, our access to shelf space at retailers may be reduced by store closings, stricter requirements for children’s products by retailers that we may not be able to meet, consolidation among these retailers and competition from other products. An adverse change in our relationship with or the financial viability of one or more of our customers could reduce our net sales and profitability.

Uncertainty and adverse changes in the general economic conditions may negatively affect our business.

If the recent decline in general economic conditions in the United States and other markets in which we operate continues, or if consumers fear that economic conditions will continue to decline, consumers may reduce expenditures for products such as our products. Adverse changes may occur as a result of adverse global or regional economic conditions, fluctuating oil prices, declining consumer confidence, unemployment, fluctuations in stock markets, contraction of credit availability, bankruptcy or liquidity problems with our customers or other factors affecting economic conditions generally. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, increase the risk of loss on investments, or increase costs associated with producing and distributing our products. Additionally, our business is seasonal and, as a result, customer accounts receivable are generally highest during the fourth quarter, which coincides with the recent decline in general economic conditions, further increasing the exposure to losses from bad debts.

We may not be able to collect outstanding accounts receivable from our major retail customers.

Many of our retail customers generally purchase large quantities of our products on credit, which may cause a concentration of accounts receivable among some of our largest customers. Our profitability or liquidity may be harmed if one or more of our largest customers were unable or unwilling to pay these accounts receivable when due or demand credits or other concessions for products they are unable to sell. We maintain credit insurance for some of our major customers, and the amount of this insurance generally does not cover the total amount of the accounts receivable. At December 31, 2006 and 2007, our credit insurance covered 6.3% and 7.9%, respectively, of our gross accounts receivable. Insurance coverage for future sales is subject to reduction or cancellation.

We rely on a limited number of foreign suppliers in China to manufacture a majority of our products.

We rely on six third-party, dedicated suppliers in China to manufacture a significant portion of our products in six factories, three of which are located in close proximity to each other in the RC2 Industrial Zone manufacturing complex in China. Our China-based product sourcing accounted for 88.2% of our product purchases in 2007. Third-party, dedicated suppliers who manufacture only our products accounted for 40.3% of our China-based product purchases in 2007. We enter into purchase orders with our foreign suppliers and generally do not enter into long-term contracts. Because we rely on these suppliers for flexible production and have integrated these suppliers with our development and engineering teams, if these suppliers do not continue to manufacture our products exclusively, our product sourcing would be adversely affected. Difficulties encountered by these suppliers, such as fire, accident, natural disaster or an outbreak of a contagious disease at one or more of their facilities, could halt or disrupt production at the affected facilities, delay the completion of orders, cause the cancellation of orders, delay the introduction of new products or cause us to miss a selling season applicable to some of our products. Any of these risks could increase our expenses or reduce our net sales.

Currency exchange rate fluctuations could increase our expenses.

Our net sales are primarily denominated in U.S. dollars, with 19.4% of our net sales in 2007 denominated in British pounds sterling, Australian dollars, Euros or Canadian dollars. Our purchases of finished goods from Chinese manufacturers are primarily denominated in Hong Kong dollars. Expenses for these manufacturers are primarily denominated in Chinese renminbi. As a result, any material increase in the value of the Hong Kong dollar or the Chinese renminbi relative to the U.S. dollar would increase our expenses, and therefore, could adversely affect our profitability. We are also subject to exchange rate risk relating to transfers of funds or other transactions denominated in British pounds sterling, Australian dollars, Canadian dollars or Euros from our foreign subsidiaries to the United States. Historically, we have not hedged our foreign currency risk.

Because we rely on foreign suppliers and we sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

Our international operations subject us to risks, including:

•	economic and political instability;

•	restrictive actions by foreign governments;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

•	changes in import duties or import or export restrictions;

•	timely shipping of product and unloading of product through West Coast ports, as well as timely rail/truck delivery to our warehouses and/or a customer’s warehouse;

•	complications in complying with the laws and policies of the United States affecting the importation of goods, including duties, quotas and taxes; and

•	complications in complying with trade and foreign tax laws.

Any of these risks could disrupt the supply of our products or increase our expenses. The cost of compliance with trade and foreign tax laws increases our expenses, and actual or alleged violations of such laws could result in enforcement actions or financial penalties that could result in substantial costs.

Trademark infringement or other intellectual property claims relating to our products could increase our costs.

Our industry is characterized by frequent litigation regarding trademark and patent infringement and other intellectual property rights. We are and have been a defendant in trademark and patent infringement claims and claims of breach of license from time to time, and we may continue to be subject to such claims in the future. The defense of intellectual property litigation is both costly and disruptive of the time and resources of our management even if the claim is without merit. We also may be required to pay substantial damages or settlement costs to resolve intellectual property litigation.

Sales of our products are seasonal, which causes our operating results to vary from quarter to quarter.

Sales of our products are seasonal. Historically, our net sales and profitability have peaked in the third and fourth quarters due to the holiday season buying patterns. Seasonal variations in operating results may cause us to increase our debt levels and interest expense in the second and third quarters.

The trading price of our common stock has been volatile, and investors in our common stock may experience substantial losses.

The trading price of our common stock has been volatile and may become volatile again in the future. The trading price of our common stock could decline or fluctuate in response to a variety of factors, including:

•	our failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of our net sales and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by us or our competitors concerning significant product developments, acquisitions or financial performance;

•	fluctuation in our quarterly operating results;

•	substantial sales of our common stock;

•	general stock market conditions; or

•	other economic or external factors.

You may be unable to sell your stock at or above your purchase price.

We may face future securities class action lawsuits that could require us to pay damages or settlement costs and otherwise harm our business.

Future volatility in the price of our common stock may result in securities class action lawsuits against us, which may require that we pay substantial damages or settlement costs in excess of our insurance coverage and incur substantial legal costs, and which may divert management’s attention and resources from our business.

Various restrictions in our charter documents, Delaware law and our credit agreement could prevent or delay a change in control of us that is not supported by our board of directors.

We are subject to a number of provisions in our charter documents, Delaware law and our credit agreement that may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These anti-takeover provisions include:

•	advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings;

•	covenants in our credit agreement restricting mergers, asset sales and similar transactions and a provision in our credit agreement that triggers an event of default upon the acquisition by a person or a group of persons of beneficial ownership of 33 1/3% or more of our outstanding common stock; and

•	the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law.

Section 203 of the Delaware General Corporation Law prohibits a merger, consolidation, asset sale or other similar business combination between RC2 and any stockholder of 15% or more of our voting stock for a period of three years after the stockholder acquires 15% or more of our voting stock, unless (1) the transaction is approved by our board of directors before the stockholder acquires 15% or more of our voting stock, (2) upon completing the transaction the stockholder owns at least 85% of our voting stock outstanding at the commencement of the transaction, or (3) the transaction is approved by our board of directors and the holders of 66 2/3% of our voting stock, excluding shares of our voting stock owned by the stockholder.

Special Note Regarding Forward-Looking Statements

This prospectus, an accompanying prospectus supplement and the documents that are incorporated by reference may contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and our actual results may differ materially from the expectations we describe in our forward-looking statements. Before you invest in the securities, you should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus, an accompanying prospectus supplement and in the information incorporated by reference, could have an adverse effect on our business, results of operations and financial condition. The forward-looking statements contained or incorporated by reference in this prospectus or an accompanying prospectus supplement relate only to circumstances as of the date on which the statements are made.

Use of Proceeds

Unless otherwise indicated in the prospectus supplement, we intend to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness and financing capital expenditures and acquisitions. We will set forth in the particular prospectus supplement our intended use for the net proceeds we receive from the sale of our securities under such prospectus supplement. Pending the uses described above, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Description of Common Stock

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, or certificate of incorporation, and Amended and Restated By-Laws, or by-laws, copies of which are on file with the Commission as exhibits to periodic reports previously filed by us. See “Where You Can Find More Information About Us.”

Each prospectus supplement for the offer of shares of our common stock will set forth the number of shares offered, the public offering price, information regarding our dividend history and common stock prices as reflected on the NASDAQ Global Select Market or other exchange that the common stock is then listed, including a recent reported last sale price of the common stock.

Our authorized common stock consists of 28,000,000 shares of common stock, par value $0.01 per share. At December 1, 2008, we had 17,245,074 shares of our common stock outstanding and held of record by 134 stockholders. In addition, at December 1, 2008, options to purchase an aggregate of 1,929,142 shares of our common stock were outstanding.

All shares of our common stock currently outstanding are, and the shares of common stock offered by this prospectus will, when issued, be validly issued and fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

The following description of our common stock and certain provisions of our certificate of incorporation and by-laws are summaries and are not complete. You should carefully review the provisions of our certificate of incorporation and by-laws and appropriate provisions of the Delaware General Corporation Law.

Voting

Holders of our common stock are entitled to one vote per share and vote together as a single class, except where a separate class vote is required under Delaware law.

Dividends

The terms of our current credit agreement restrict payment of cash dividends. Additionally, any indentures for debt securities issued in the future and any credit agreements entered into in the future may restrict or prohibit the payment of cash dividends.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

Plan of Distribution

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	through agents; and/or

•	directly to one or more purchasers.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we or the purchasers of securities for whom the underwriter may act as agent may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will provide in the applicable prospectus supplement any compensation we will pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act or to contribute to payments they may be required to make in respect thereof.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with any derivative transaction, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part. In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

Certain Provisions of Delaware Law And our Charter Documents

Indemnification

Our directors and officers are entitled to statutory rights to be indemnified by us against litigation-related liabilities and expenses if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, except if a director or officer is determined by a court to be liable to us in a derivative action, then the director or officer is not entitled to be indemnified unless the court in which such action was brought determines in view of all of the circumstances of the case that the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Our by-laws provide for mandatory indemnification of our directors and officers to the full extent of these statutory rights. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, the indemnification provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Legal Matters

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin.

Experts

KPMG LLP, independent registered public accounting firm, has audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance upon the report of KPMG LLP, given on their authority as experts in accounting and auditing. The audit report covering the December 31, 2007 consolidated financial statements refers to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109,” effective January 1, 2007.

Where You Can Find More Information About Us

We have filed with the Commission a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part. The rules and regulations of the Commission allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement or is incorporated into this registration statement by reference.

We file reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information from the Public Reference Room of the Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Commission. The address of that website is www.sec.gov.

The Commission allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement, provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	our annual report on Form 10-K for the year ended December 31, 2007;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our current reports on Form 8-K filed on May 12, 2008, June 26, 2008, September 16, 2008, October 1, 2008 and November 10, 2008; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed on June 2, 1997, including any amendments or reports filed for the purpose of updating the description.

These documents may also be accessed on our website at www.rc2corp.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents by writing or telephoning us at the following address:

RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, IL 60523
Attention: Secretary
(630) 573-7200

3,500,000 Shares of Common Stock

Prospectus

July 30, 2009

Robert W. Baird & Co.

BMO Capital Markets

Needham & Company, LLC